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September 16, 2020

VIA EDGAR TRANSMISSION

Cara Wirth

United States Securities and Exchange Commission
Division of Corporation Finance

Office of Trade & Services
100 F Street NE
Washington, D.C. 20549

Re:	Churchill Capital Corp III Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed September 3, 2020 Filed by Churchill Capital Corp III File No. 001-39228

Dear Ms. Wirth:

On behalf of our client, Churchill Capital Corp III, (“Churchill”), we are responding to the comment letter (“Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated September 15, 2020, relating to Amendment No. 1 to the Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”) filed with the Commission on September 3, 2020. In connection with this response, Churchill is filing, electronically via EDGAR to the Commission, an amendment to the Proxy Statement on the date of this response letter.

For ease of reference, the Staff’s comment is reproduced below in bold and is followed by the response to such comment. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Proxy Statement. Capitalized terms used in this letter but not otherwise defined herein shall have the meaning ascribed to such term in the Proxy Statement.

Revised Preliminary Proxy Statement on Schedule 14A filed September 3, 2020

Opportunities for Growth in Revenues, Adjusted EBITDA and Free Cash Flow, page 108

1.       We note your response to our prior comment 11 and reissue it in part. Where you discuss the Board's consideration of opportunities for growth in revenues, Adjusted EBITDA and Free Cash Flow in approving the transaction, please disclose the amounts that are being discussed in terms of dollar amounts.

Securities and Exchange Commission September 16, 2020 Page 2

Response: In response to the Staff’s comment, Churchill has revised the disclosure on page 108 of the Proxy Statement:

Should any questions arise in connection with the filing or this response letter, please contact the undersigned at 212-310-8552 or by e-mail at michael.aiello@weil.com.

Sincerely yours,

/s/ Michael J. Aiello
Michael J. Aiello

cc:	Michael Klein, Chairman and Chief Executive Officer, Churchill Capital Corp III

Matthew Gilroy, Esq., Weil, Gotshal & Manges LLP